UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-13251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
300 Continental Drive
Newark, Delaware 19713

Sallie Mae 401(k) Savings Plan

Financial Statements
(With Supplementary Information)
and Independent Auditor’s Report

December 31, 2016

Sallie Mae 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
To the Retirement Committee
Sallie Mae 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Sallie Mae 401(k) Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland
June 29, 2017

Sallie Mae 401(k) Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015

	2016	2015

Assets
Investments, at fair value (Note 3)	$ 106,680,948	$ 87,883,694

Receivables:
Notes receivable from participants	1,938,669	1,818,899
Total receivables	1,938,669	1,818,899

Net assets available for benefits	$108,619,617	$ 89,702,593

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions:
Investment gain:
Net change in fair value of investments	$ 6,177,340
Dividends and interest	3,536,468
Investment gain, net	9,713,808

Contributions:
Participant	7,012,042
Employer	4,326,882
Rollover	1,739,412
Total contributions	13,078,336

Other income:
Other contributions	125,651
Interest on notes receivable from participants	63,717
Total other income	189,368

Total additions	22,981,512

Deductions:
Benefits paid to participants	4,038,633
Administrative expenses	25,855

Total deductions	4,064,488

Net increase	18,917,024

Net assets available for benefits
Beginning of year	89,702,593
End of year	$ 108,619,617

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2016

Note 1 - Description of Plan

The following description of the Sallie Mae 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of SLM Corporation and its subsidiaries (the “Company”). Eligible employees may participate in the Plan after one month of service.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as record-keeper.

Contributions
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum of $18,000 for 2016. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum of $6,000 for 2016. Participants may also contribute amounts into the Plan rolled over from qualified employer plans in which they had previously participated.

The Company makes a matching contribution after six months of service of 100 percent on the first three percent of a Participant’s contributions and 50 percent on the next two percent of a Participant’s contributions. The Company also contributes an amount equal to one percent of eligible compensation to each eligible employee after one month of service.

The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit-sharing contributions for the year ended December 31, 2016.

Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested in their matching contributions immediately. The Company contribution equal to one percent vests after one year of service.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2016

Notes receivable from participants
Participants may generally borrow up to 50 percent of their vested benefit, from a minimum of $1,000 up to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant's principal residence, which can be repaid over 20 years. Loans are secured by the Participant's account balance, bear interest at the prime rate established quarterly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan instrument, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25 percent to 9.00 percent.

Payment of benefits
On termination of service due to death, disability or retirement, a Participant may elect to receive either a lump-sum amount equal to the value of the Participant’s vested interest in his or her account, or distributions at the Participant’s discretion. For termination of service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts
Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2016, Company contributions were reduced by $ 22,034 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2016 and 2015 totaled $34,876 and $6,104, respectively, which will be used to offset future Company contributions.

Note 2 - Summary of accounting policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2016

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Payment of benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of fair value of investments.

Note 3 - Fair value measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in active markets;

•	inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2016

Sallie Mae Stock Fund:  The unit value of the Sallie Mae Stock Fund is based on the closing price of the Company's stock and the value of the money market component on the last business day of the Plan year. The Company's stock is listed and traded on the NASDAQ Global Select Market.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2016. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$96,581,248	$—	$—	$96,581,248
Sallie Mae Stock Fund	—	8,794,295	—	8,794,295
Self-directed brokerage account	1,305,405	—	—	1,305,405

Total Investments	$97,886,653	$8,794,295	$—	$106,680,948

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$81,675,047	$—	$—	$81,675,047
Sallie Mae Stock Fund	—	5,294,166	—	5,294,166
Self-directed brokerage account	914,481	—	—	914,481

Total Investments	$82,589,528	$5,294,166	$—	$87,883,694

Note 4 - Related party transactions and party-in-interest transactions

Certain Plan investments are shares of registered investment companies, self-directed brokerage accounts or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Revenue Credits received by the Plan were $30,000 and are included in other income on the statement of changes in net assets available for benefits. These Revenue Credits were used to offset fees paid by the Plan for administrative services of $ 25,855 for the year ended December 31, 2016.

Additionally, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. At December 31, 2016 and 2015, the Plan held 1,040,040 shares and 1,056,472 shares, respectively, valued at $8,794,295 and $5,294,166, respectively. During 2016, 281,104 shares in the amount of $1,447,719 were purchased and 297,536 shares in the amount of $1,664,216 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor. For the year ended December 31, 2016, there were no dividends.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2016

Note 5 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated February 10, 2017, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended and restated since the date of the letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (the "IRS"). The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Sallie Mae 401(k) Savings Plan
EIN 52-2013874 PN001
Plan # 09298

Schedule of Assets (Held at End of Year) (Schedule H, Line 4i)
December 31, 2016

	Identity of issuer, borrower of similar entity	Description of Investment	Current value
	Fidelity 500 Index Inst	Registered Investment Company	$ 12,540,772
*	Fidelity Contrafund	Registered Investment Company	10,032,828
*	Fidelity Freedom 2030	Registered Investment Company	9,406,954
*	Sallie Mae Stock Fund	Common Stock Fund	8,794,295
*	Fidelity Freedom 2040	Registered Investment Company	6,852,071
*	Fidelity OTC K	Registered Investment Company	5,800,727
	Allianz GI NFJ International Value Inst	Registered Investment Company	5,057,215
	Fidelity US Bond Index PR	Registered Investment Company	4,496,719
*	Fidelity Retirement Govt MM	Registered Investment Company	4,383,217
*	Loomis SM CP Grth IS	Registered Investment Company	4,194,259
*	Fidelity Low Priced Stock K	Registered Investment Company	4,043,278
	Fidelity Freedom 2020	Registered Investment Company	3,531,421
	Pimco Total Return Inst	Registered Investment Company	3,503,365
	Invs Comstock A	Registered Investment Company	3,199,895
*	GS Small Cap Value Inst	Registered Investment Company	3,093,685
	Victory Estb Value A	Registered Investment Company	2,783,916
	Fidelity Balanced K	Registered Investment Company	2,608,358
*	Fidelity Freedom 2045	Registered Investment Company	2,307,043
	Fidelity Freedom 2050	Registered Investment Company	2,080,553
*	Fidelity Freedom 2035	Registered Investment Company	1,767,861
*	Msif Mid Cap Growth P	Registered Investment Company	1,391,201
*	Brokeragelink	Self-directed brokerage account	1,305,405
*	Fidelity Freedom 2055	Registered Investment Company	1,301,903
*	Fidelity Freedom 2025	Registered Investment Company	1,004,624
*	Fidelity Freedom Income	Registered Investment Company	421,718
*	Fidelity Freedom 2010	Registered Investment Company	415,083
*	Fidelity Freedom 2015	Registered Investment Company	267,512
*	Fidelity Freedom 2060	Registered Investment Company	95,070

	Participant Loans:
	Plan Participants *	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9.00%	1,938,669

	Total		$108,619,617

	* Denotes a party-in-interest
	Note: Cost information is not required for participant-directed investments and therefore is not included.

Note: See Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(K) SAVINGS PLAN

Date: June 29, 2017	/s/ BONNIE RUMBOLD
Bonnie Rumbold Senior Vice President, Human Resources On behalf of the Sallie Mae 401(K) Savings Plan Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP